Exhibit 99.1

RoyaLand (RLNDF) Celebrates Savoia Calcio’s Coppa Italia Quarter-Final Spot, a First in the Club’s 118-Year History

Naples, Italy and Hamilton, Bermuda – November 3, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games and growing its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”), today announced a landmark moment for Savoia, which has advanced to the quarter-finals of the Coppa Italia for the first time in its 118-year history. Goals from Pasquale Riccardi and Matteo Polizzi secured a 2-0 victory over Sorrento at home on October 27, delivering a significant milestone for the Club. The Coppa Italia is an annual Italian domestic knock out competition played by 60 teams. The Copa Italia Serie C winner qualifies for the promotion playoff round for potential advancement to Serie B.

Three Matches, Three Wins

The achievement was built one round at a time. Savoia began with a 2-1 win away at Casertana on August 14, followed by a 3-0 win away at Catania on September 2, before the decisive evening against Sorrento at home. Across the three matches, the Club scored seven goals and conceded only one.

Next Up: The Defending Champs

The quarter-final brings a prestigious test: on December 8, Savoia travels to face defending champions and current cup holder Potenza. The Club views the fixture as a further source of pride and an incentive to keep improving.

October in the League

The cup success crowned a month that was also encouraging in the Serie C league. Savoia drew 0-0 away at Monopoli on October 3, defeated Inter U23 2-1 on October 10, and drew 1-1 with Cosenza on October 24, collecting valuable points along the way. The month’s only setback was a 4-0 defeat to Cerignola on October 18.

Savoia defeated Sorrento 2-0 at home.

History is Made and the Work Continues

“Reaching the quarter-finals of the Coppa Italia for the first time is an emotional moment that we share with the entire Savoia family. For 118 years, generations of supporters have cherished these colors and passed their passion down through their families. Adding a new chapter to that history fills us with pride and brings a great sense of responsibility. Credit goes to the players, the coaching staff and everyone who works on this project every day. We dedicate this historic achievement to our supporters, with the ambition of giving them even more to celebrate. October also leaves us with a positive league record. The victory over Inter U23 and the draws against Monopoli and Cosenza are important results; the defeat at Cerignola remains a match we must learn from. We are fully on track with our plan and continue to work with confidence, humility and ambition. Achieving this historic milestone gives us even greater motivation to keep moving forward.”

-	General Manager and Chief Operating Officer of Savoia, Nazario Matachione.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company’s three mobile games in development include Regalia Cards (card game), Palazzo Chronicles (match-3 castle and garden-building game) and Viva Verdi (trading card game). The Company is also actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land

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